One Ravinia Drive Suite 1300 Atlanta, GA 30346 404-302-9700 www.internap.com

January 3, 2013

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Internap Network Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012 Form 10-Q for the Quarterly Period Ended September 30, 2012 Filed October 25, 2012
File No. 001-31989

Dear Mr. Krikorian:

Set forth below are Internap Network Services Corporation’s (the “Company”) responses to the comments raised in your letter to the Company dated December 12, 2012 (the “Comment Letter”). For your convenience, we have numbered each of the Company’s responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2011

General

1.           We note that you have included on the facing page of the Form 10-K the file number
000-31989 when the file number currently assigned to you in EDGAR is 001-31989.  In addition, we note you have included the file number 000-27265 on your subsequent Forms 10-Q. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 10-K and Form 10-Q in the future.  Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Company’s Response:

In future filings, the Company will include file number 001-31989 in all filings with the Securities and Exchange Commission.

January 3, 2013

Item 1. Business, page 1

2.	We are unable to locate disclosure responsive to Item 101(e)(4) of Regulation S-K. In future filings, please disclose how members of the public may obtain your securities filings.

Company’s Response:

In future filings, the Company will include the following additional disclosure at the end of “Item 1—Business”:

Additional Information

We make available through our company web site, free of charge, our company filings with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.  These include our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, registration statements, and any amendments to those documents. The company’s web site is www.internap.com and the link to our SEC filings is http://ir.internap.com/financials.cfm. Our principal executive offices are located at One Ravinia Drive, Suite 1300, Atlanta, Georgia 30346, and our telephone number is (404) 302-9700. We incorporated in Delaware in 2001. Our common stock trades on the Nasdaq Global Market under the symbol “INAP.”

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Data Center Services. page 27

3.
We note your revenue growth in your data center services segment for the year ended December 31, 2011 and subsequent quarterly periods.  Your current disclosures should clearly indicate whether this growth is related to existing customers purchasing additional services or growth from new customers.  Please tell us what consideration you gave to clarifying revenue growth between existing customers and new customers.  We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Company’s Response:

We have considered the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. The revenue increase in our data center services segment is related to both existing and new customers. We believe that revenue growth of existing customers compared to new customers would not meaningfully enhance stockholders’ understanding of the results of operations or our business as a whole. The Company does not believe that this type of information is routinely disclosed in the public filings of its peers.

January 3, 2013

4.
You state that your company-controlled data centers are more profitable at “certain levels” of utilization than are your partner sites.  Please tell us what consideration you gave to expanding your disclosures regarding the correlation between utilization levels of company-controlled data centers and their profitability. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Company’s Response:

We have considered the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K. However, we consider this information proprietary and would place us in a competitive disadvantage if disclosed.  The correlation between utilization and profitability is affected by a number of factors, including pricing decisions and geography. Also, many of our competitors are private companies whose financial information is not publicly available.  We incur many costs in the initial phase of constructing and operating new company-controlled data centers in advance of revenue generation.  As a data center facility becomes more fully occupied by customers, we leverage the asset as we are able to generate revenue without incurring certain, variable incremental construction and operating costs.  Our disclosure regarding the impact that utilization has on profitability alerted our stockholders that a new company-controlled data center would not be as profitable in the early years of operation as a partner site, but would be more profitable as occupancy increases.

Notes to Consolidated Financial Statements

Note 3. Acquisition, page F-12

5.
We note your acquisition of Voxel Holdings, Inc. on December 30. 2011.  Please provide us with your significance tests used to determine whether financial statements of this acquisition are to be provided pursuant to Rule 3-05 of Regulation S-X.  In addition, describe the nature of the intangible asset Software for Sale and indicate why you are amortizing this asset if it is held for sale.

Company’s Response:

At the time of our acquisition of Voxel Holdings, Inc. (“Voxel”), we performed the significant tests required by Rule 3-05 of Regulation S-X and determined that the acquisition did not meet the significance test and, therefore, we were not required to file the financial statements of Voxel.

January 3, 2013

Our significant test calculations were as follows:

Investment Test:		Threshold	Significant
Total purchase price, including contingent consideration	$33,300
Internap total assets, as of 12/31/10	293,142
Voxel as a % of Internap	11.4%	20%	No

Asset Test:	2010
Voxel	$4,249
Internap	293,142
Voxel as a % of Internap	1.4%	20%	No

Income Test:	2010
Voxel	$(22)
Internap	(3,066)
Voxel as a % of Internap	0.7%	20%	No

Income Test Using Average for Last 5 Years:	2010
Voxel	$(22)
Internap	738
Voxel as a % of Internap	3.0%	20%	No

 We are amortizing the acquired Software for Sale over its expected useful life of eight years as it is developed technology that will be sold in the normal course of business to our customers on an ongoing basis.  The software is not an asset “held for sale”. Prospectively, we will change the title to “Acquired technology” to clarify.

Note 15. Commitments, Contingencies, Concentrations of Risk and Litigation

Litigation. page F-24

6.
If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50. You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

Company’s Response:

 On at least a quarterly basis, management confers with outside counsel to evaluate all current litigation, claims or assessments in which the Company is involved. Management then meets internally to evaluate all of the Company’s current litigation, claims or assessments. During these meetings, management discusses all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the opinions of legal counsel and other advisors related to each proceeding; (iv) the damages sought for each proceeding; (v) whether the damages are unspecified, unsupported and/or exaggerated; (vi) substantive rulings by the court; (vii) information gleaned through settlement discussions; (viii) whether there is uncertainty as to the outcome of pending appeals or motions; (ix) whether there are significant factual issues to be resolved; and/or (x) whether the matters involve novel legal issues or unsettled legal theories. At these meetings, management concludes whether accruals are required for each matter because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible; or whether a reasonable estimate cannot be made for a matter.

January 3, 2013

The Company has undertaken such review with respect to our currently pending litigation since the initial filings of such claims.  As of September 30, 2012, our most recently completed fiscal quarter, the Company determined that it could not reasonably estimate the potential loss with respect to such pending litigation and, as a result, had not recognized any accruals for loss related to such pending litigation.

In response to the Staff’s comment, the Company confirms that it will disclose in its Annual Report on Form 10-K for the fiscal year ending December 31, 2012, and in subsequent periodic filings thereafter, whether there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred. If such a loss is reasonably possible, the Company will disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Consolidated Statements of Operations and Comprehensive Loss, page 1

7.
Please tell us what consideration you gave to breaking out revenue by product and service in your statement of operations pursuant to Rule 5-03 of Regulation S-X.  That is, please indicate the amount of product sales.

Company’s Response:

We considered Rule 5-03 of Regulation S-X when determining the classification of our revenue on the statement of operations.  Revenue for product sales was less than 10% of our total company revenue for all periods presented and, therefore, we combined it with Internet Protocol (IP) services.

For the three and nine months ended September 30, 2012, our revenue for product sales was $0.6 million and $2.0 million, respectively, which was 1% of total Company revenue.

January 3, 2013

Condensed Consolidated Balance Sheet, page 2

8.
Tell us why the revolving line of credit is presented as a non-current liability in the September 30, 2012 balance sheet; however, this liability is classified as a current liability in the December 31, 2011 balance sheet. Identify the significant terms that support your presentation.  We note you disclose in your 2011 Form 10-K that the terms include customary events of default that could result in acceleration of the credit agreement.  Cite the literature that supports your presentation.

Company’s Response:

Our revolving line of credit is due in August 2015 and we do not anticipate payoff until that time. Accordingly, we classified this as long-term debt on our September 30, 2012 balance sheet.  We have not defaulted on our credit facility; therefore, there is no acceleration.

At December 31, 2011, the amounts owed on our revolving line of credit were interest and bank fees. We intended to and did pay these amounts in full shortly after December 31, 2011.  Since the amount was insignificant and not related to actual draws on the revolving line of credit, we included these amounts in short-term liabilities.

Unaudited Condensed Notes to Consolidated Financial Statements

Note 3. Property and Equipment, page 6

9.
We note that you reassessed the estimated useful lives of certain assets included in your property and equipment during January 2012.  Please tell us the nature of your determination that the estimated useful lives were longer than originally anticipated.  As part of your response, please tell us how you determined that this was a “reassessment” rather than an error.  In addition, tell us what consideration you gave to disclosing the per share effect of this change.  We refer you to FASB ASC 250-10-50-4.

Company’s Response:

Our determination that the estimated useful lives were longer than originally anticipated was based on the following:

•	interviewing company experts on the current anticipated functional lives of our equipment;
•	reviewing our fixed asset register to evaluate the amount of fully depreciated assets still in use;
•	evaluating the lives of the network equipment retired and replaced in 2011; and
•	estimating the useful lives of assets acquired in the recent Voxel acquisition

Based on the factors outlined above and new information available to us, we determined that it was appropriate to adjust the estimated depreciable lives for certain asset categories as a change in accounting estimate, and not an error, as the new information  related to the present status and expected future benefits of our property and equipment.

January 3, 2013

We considered the disclosure requirements according to FASB ASC 250-10-50-4 and we will include the per share effect of this change in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”).  For your current reference, the per share effect of this change was $0.07 for each of the three months ended March 31, June 30 and September 30, 2012.

Note 6. Fair Value Measurements, page 7

10.	Tell us what consideration you gave to including the accrued contingent consideration within the fair value table since this liability is reported at fair value.

Company’s Response:

We calculated the accrued contingent consideration by discounting the known settlement amount of $5.0 million to its present value of $4.9 million by using the borrowing rate from our credit facility.  We did not include the accrued contingent consideration in the fair value table as the difference between the fair value and the known settlement amount was immaterial.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Data Center Services, page 13

11.
We note that you cite the increase in revenue is also attributable to Voxel, but you do not quantify this impact.  See, for example, page 15 of your Form 10-Q for the quarterly period ended September 30, 2012.  Please tell us what consideration you gave to clarifying the impact of the Voxel acquisition on revenue growth.  We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Company’s Response:

  We considered the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. We did not quantify the impact of the Voxel acquisition as the related revenue was not and is not material to our business, and as we have fully integrated Voxel operations, we do not manage our business by segregating Voxel information.

January 3, 2013

IP Services, page 14

12.
We note in your Q3 2012 earnings call dated October 25, 2012, you cite lower, non recurring IP equipment sales as one of the factors that resulted in a decline in IP Services revenue for the quarterly period ended September 30, 2012.  This factor does not appear to be discussed in your discussion of results of operations on pages 14 and 15 of your Form 10-Q. Please advise.

Company’s Response:

IP product sales is not a significant revenue stream, as noted in response seven above, and, thus we did not include this information in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The reference to IP product sales during our earnings call was related to a sequential difference between the second and third quarters of 2012, which did not have a significant impact on the reported periods in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

*******

The Company acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. If you have any further questions or would like additional information regarding these matters, please do not hesitate to call me at 404.302.9879

Very truly yours,

/s/ Kevin M. Dotts
Kevin M. Dotts
Chief Financial Officer